Exhibit 99.1


Securities and Exchange Commission
450 Fifth Street, N.S.
Washington, D.C. 20549

Gentlemen:

The letter is written in response to the requirement of Rule 12b-25(c) under the Securities and Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the accountants of View Systems, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 2001 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2001 and is therefore unable to furnish the required opinion of such financial statements.

We hereby advise you that we have read the statements  made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein.


Very truly yours,

/s/ Stegman & Company

Stegman & Company
April 1, 2002